MANAGEMENT'S DISCUSSION AND ANALYSIS

This document was prepared on October 21, 2005 and should be read in conjunction with the September 30, 2005 financial statements of the Company. All amounts are in Canadian funds.

FORWARD-LOOKING STATEMENTS

Readers are cautioned that actual results may differ materially from the results projected in any "forward-looking" statements included in the foregoing report, which involves a number of risks or uncertainties. Forward-looking statements are statements that are not historical facts, and include statements regarding the Company’s planned research and development programs, anticipated future losses, revenues and market shares, planned clinical trials, expected future expenditures, the Company’s intention to raise new financing, sufficiency of working capital for continued operations, and other statements regarding anticipated future events and the Company’s anticipated future performance. Forward-looking statements generally can be identified by the words "expected", "intends", "anticipates", "feels", "continues", "planned", "plans", "potential", "with a view to", and similar expressions or variations thereon, or that events or conditions "will", "may", "could" or "should" occur, or comparable terminology referring to future events or results.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those listed under "Risks and Uncertainties", any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no responsibility to update the information contained herein.

OVERVIEW

Stellar Pharmaceuticals Inc. (formerly Stellar International Inc.)("Stellar" or the "Company"), founded in 1994, is a Canadian pharmaceutical company involved in the development and commercialization of high quality, polysaccharide-based therapeutic products used in the treatment of osteoarthritis and certain types of cystitis. Stellar also markets a test kit that confirms the existence of bladder lining defects in interstitial cystitis ("IC") (an inflammatory disease of the urinary bladder wall) patients and identifies those patients who should respond positively to the Company’s proprietary therapeutic product. Stellar’s product development strategy focuses on seeking novel applications for its product technologies in markets where its products demonstrate true cost effective therapeutic advantages. Stellar is also building revenues through in-licensing products for Canada that are focused on similar niche markets and out-licensing to international markets.

Stellar has developed and is marketing three products in Canada based on its core polysaccharide technology:
(i)	NeoVisc®, for the treatment of osteoarthritis;
(ii)	Uracyst®; for the treatment of IC, and;
(iii)	Uracyst® Test Kit, Stellar’s patented technology for the diagnosis of IC.

Stellar also has acquired the exclusive Canadian marketing and distribution rights for:
(i)	Millenium Biologix Inc.’s Skelite™, a proprietary synthetic bone grafting product; and
(ii)	Matritech’s, NMP22® BladderChek®, a proteomics-based diagnostic test for the diagnosis and monitoring of bladder cancer.

Stellar began selling Skelite to the Canadian market in February 2004 and BladderChek in Canada, in October 2004. BladderChek will have a growing impact on 2005 sales and is expected to play a larger part in the sales mix going forward.

Effective December 2001, Stellar entered into a strategic licensing agreement with G. Pohl-Boskamp GmbH & Co. ("Pohl-Boskamp") for the sale of Uracyst products in Europe. In December of 2003, Pohl-Boskamp received approval to begin selling Uracyst in Europe. Stellar is pleased to report that Pohl-Boskamp continues to make excellent progress in the European markets in which it currently sells Uracyst (Germany, Netherlands, Austria, Scandinavian countries and more recently in the United Kingdom).

In June of 2003, Stellar entered into a distribution agreement with BurnsAdler Pharmaceuticals to sell Stellar’s products in Mexico, Latin America and the Caribbean. Stellar expects sales for this agreement to be minimal until in country product registrations are approved.

In March 2004, supply and license agreements were signed with Leitner Pharmaceuticals, LLC (formerly SJ Pharmaceuticals, Inc.) of Bristol, Tennessee for the distribution and sale of NeoVisc and Uracyst in the United States markets. These agreements will provide Stellar with additional milestone payments and an ongoing royalty stream from future sales of these products in the United States. Leitner Pharmaceuticals, LLC will be responsible for conducting clinical trials and obtaining regulatory approvals for the products in the United States.

On June 30, 2004, Stellar entered into a licensing agreement for NeoVisc with Triptibumis Sdn. Bhd. for Malaysia, Singapore and Brunei. The first shipment to this market was initiated in October 2004. Although a smaller market, this agreement adds to Stellar’s global expansion.

An additional licensing agreement was signed with Pharmore GmbH on August 17, 2004 for NeoVisc in the German market. Subsequently, on July 7, 2005, Stellar agreed to release Pharmore from this Licensing Agreement. Pharmore asked to be released from this licensing agreement due to a significant change in their business environment. Pharmore agreed to pay a proportion of the costs to continue the registration process in Germany and Stellar expects to have a German registration and a CE mark by the end of December 2005 or early January 2006. The CE mark will allow NeoVisc to quickly enter other European markets.

In June 2005, Stellar entered into an exclusive licensing agreement with INNOGEN İLAÇ SAN. TİC. LTD. ŞTİ. for the sale of NeoVisc in Turkey. In August 2005, the Company entered into a licensing agreement with TECHNIMED for the distribution and sale of NeoVisc in Lebanon and Syria. In addition, Stellar signed a licensing agreement on September 29, 2005 with SHANGHAI YA JUN MEDICAL CO. LTD. for the sale of Uracyst® in China.

All of the above agreements illustrate the progress Stellar is making on its global out-licensing strategy. Once regulatory approvals are received for these out-licensed markets Stellar expects to see substantial revenues from these agreements.

Stellar markets its products in Canada through its own direct sales force of commissioned and salaried sales people. The Company’s focus on product development continues to be both in-licensing and out-licensing for immediate impact on the revenue stream allowing Stellar to fund its own in-house product development for future growth and stability.

THIRD QUARTER 2005 HIGHLIGHTS

Revenues for the three month period ended September 30, 2005 from all sources increased 31.5% to $497,789 compared to $378,441 for the same period during 2004. This increase continues to be driven by NeoVisc sales and royalty growth from the sale of Uracyst in Europe. The launch of Uracyst in the United Kingdom in May was delayed and is not expected to significantly impact revenues until the fourth quarter of 2005. Canadian sales, which continued to show a double digit growth in the third quarter, are expected to continue to show healthy growth in the fourth quarter due in part to the launch of a new high molecular weight NeoVisc in late September of 2005. Uracyst and BladderChek are also expected to show improved growth in the fourth quarter of 2005. Stellar’s gross profit for the third quarter was up 58.7% to $429,832 compared to $270,827 over the same period for 2004. The operating loss for the third quarter was $481,081 compared to a loss of $581,923 for the same period in 2004, a decrease of 28.3%. This reduction in operating costs is directly related to increased revenues for the period.

Business development activities continue to focus on negotiations for in-licensing and out-licensing opportunities. In this quarter, the Company signed a licensing agreements with TECHNIMED for the distribution and sale of NeoVisc in Lebanon and Syria and SHANGHAI YA JUN MEDICAL CO. LTD for the sale of Uracyst in China. During this stage of the implementation of these agreements the Company continues to experience costs associated with such negotiations for licensing agreements, with little off-setting revenues to date. Stellar expects an inflow of revenue from some of these agreements to start in late 2005 with revenues building in 2006.

RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005

For the nine month period ended September 30, 2005, total revenues from all sources increased by 6.5% to $1,419,428, compared to $1,333,133 for the same period in 2004. Included in total revenues in 2004 was a one-time licensing fee of $267,220. Adjusting for this licensing fee would mean that Stellar’s revenues for the first nine months of 2004 would be $1,065,913, therefore a realized increase of 33.2% for the nine month period in 2005. The Company’s sales growth continues to be driven by the increased demand for NeoVisc, of which sales for the nine month period increased 21.9% compared to the same period in 2004. The Company anticipates NeoVisc sales growth to remain strong given the continuing debate around the prescription products used in the treatment of osteoarthritis and the launch of its high molecular weight NeoVisc formulation.

European sales of Uracyst continue to grow in current markets. Royalty revenues for the nine month period ended September 30, 2005 increased by 230.2% to $233,239 compared to $70,630 in the same period during 2004. As stated above, the launch of Uracyst in the UK has experienced a short term delay in active promotion, which is presently being corrected. Sales are not expected to significantly impact Stellar’s revenue until the fourth quarter of 2005.

NMP22 BladderChek continues to generate positive response from the urology market. The February 2005 Journal of the American Medical Association (JAMA) published a clinical trial, which concluded that NMP22 BladderChek vastly outperforms cytology, the current adjunctive test for bladder cancer. Once reimbursement approvals are in place at institutions, the Company expects demand to result in accelerated sales growth.

Skelite sales remain flat as the formulary process in larger institutions continues to impact its growth. The lack of larger, peer-reviewed clinical data has continued to present a challenge which is difficult to overcome. Without the required commitment from the supplier to perform these trials, it is unlikely that Stellar will make inroads in the major institutions.

Canadian sales of Uracyst decreased by 29.2% this quarter compared to the same period in 2004, and remains behind 2004 levels for the nine month period by 12.4%. Management believes that the sales force has been focused on BladderChek and a strategic plan to refocus sales efforts is being implemented in the fourth quarter of 2005.

The operating loss for the nine month period ended September 30, 2005, was $1,353,802 compared to $947,231 in 2004. The loss for the same period in 2004 was positively impacted by the one time licensing fee revenue of $267,220. Much of this operating loss can be attributed to the development costs of the higher molecular weight NeoVisc.

During the nine month period ended September 30, 2005, the Company incurred non-cash expenses totaling $284,414, of which $144,290 were share options issued to consultants and $33,945 were share options issued to directors and officers; these cost has been expensed to consulting fees in the period. The balance of $106,179 has been expensed to amortization. Stellar also incurred non-recurring cost of $57,298, which includes $21,288 for obsolete materials; these were expensed to selling, general, and administrative. The balances of these expenditures were related to legal costs associated to the Company’s name change and licensing agreements.

Contributing to increased costs are: R&D expenses, which include $579,904 for development work on NeoVisc, $45,933 for a Uracyst trial which started in May 2005 and for a Uracyst study on the effect on bladder glycosaminoglycan ("GAG") layer, being conducted at the University of Oklahoma; additions to personnel resulting in an increased wage and benefits expense; as well as, directors’ fees of $32,166 which are paid on a quarterly basis in 2005.

Cost of Sales

Cost of sales for the nine month period ended September 30, 2005, was $253,577 or 21.6% of product sales compared to $222,324 or 22.4% of product sales in 2004. During the third quarter of 2005, the cost of sales improved to 17.1% from 31.3% in the same period of 2004. The move of our manufacturing facilities together with certain transitional costs, contributed to increase in cost of goods sold in 2004. The majority of these costs are now behind us and Stellar is starting to see the material benefits of these manufacturing improvements. Due to the work and costs attributed to producing the higher molecular weight NeoVisc, the Company foresees an increase in cost of goods over the next few quarters. Once the development costs of the new manufacturing processes have been absorbed, the Company expects to yield cost benefits from the change.

Research and Development

Stellar continues to invest in research, which is essential to advancing the use of its products in Canada and in international markets. In the nine month period ended September 30, 2005, the Company incurred $624,071 in research costs compared to $552,246 in 2004. Research and development tax refunds of $11,812 were recorded in 2005 compared to $43,926 recorded for the same period in 2004; these refunds were recorded as a reduction to the research and development expense.

In the first quarter of 2005, Stellar began the process of implementing an open-label, community-based, clinical trial for Uracyst, which will assist Stellar in demonstrating the effectiveness of Uracyst to physicians in the treatment of GAG deficient cystitis, such as IC. To date, Stellar has spent $35,748 in developing this trial, which is being conducted by Queen’s University. The University of Oklahoma is also conducting research to further elucidate the effect on Uracyst in the bladder. This study was started in August of 2005 with costs to date of $10,185. The remaining $10,000 was incurred to conduct a pharmico-economic review of BladderChek, for use in assisting the Company in attaining reimbursement programs for the product.

Business Development

Progress continues to be made as Stellar focuses on a number of business development activities associated with out-licensing Stellar’s current products in other international markets, in-licensing products for the Canadian market and developing additional products.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for the nine month period ended September 30, 2005 were $1,786,141 compared to $1,442,246 for the same period in 2004. This increase includes the cost of $178,235 related to non-cash expenses for options issued acquire common shares ("Common Shares") in the capital of the Company to officers, directors and consultants. In addition, the Company had non-recurring costs of $57,298 related to legal costs associated to the Company’s name change and licensing agreements. During this period, the Company incurred fee expenses to members of the board of directors, totaling $32,166. These expenses did not occur in the same period in 2004.

The Company’s ongoing commitment to increase sales and marketing activity in order to improve in-market sales has resulted in direct selling costs increasing by 29.7% over the same period in 2004. In the nine month period ended September 30, 2005, these costs increased to 20.5% of domestic product sales, compared to 18.7% of sales in 2004.

INTEREST AND OTHER INCOME

Interest and other income during the nine month period ended September 30, 2005 was $98,670 as compared to loss of $23,390 during the same period in 2004. This amount includes the investment of dividends; interest received on a short-term loan and a gain on sale of short-term investments. Funds will be maintained in liquid investments.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenues	Net loss	Loss per share
September 30, 2005	$497,789	(453,165)	(0.02)
June 30, 2005	496,341	(347,312)	(0.02)
March 31, 2005	425,298	(454,655)	(0.02)
December 31, 2004	499,192	(374,488)	(0.02)
September 30, 2004	378,441	(564,487)	(0.03)
June 30, 2004	393,532	(372,427)	(0.01)
March 31, 2004	561,160	(33,707)	(0.002)
December 31, 2003	301,654	(300,905)	(0.02)

SELECTED FINANCIAL RESULTS AND HIGHLIGHTS

Income Statement for the year ended	2004	2003	2002
Total Revenue	$1,832,325	$1,109,431	$854,705
Cost of Goods Sold	340,123	216,609	177,651
Expenses	2,845,088	1,623,920	1,458,239
Loss before interest, amortization and other income	(1,352,886)	(731,098)	(781,185)
Net loss (1) (2)	$(1,345,109)	$(803,801)	$(795,176)
- basic	(.06)	(.05)	(.06)
- fully diluted	n/a	n/a	n/a

Notes: (1) The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.
(2) In 2004, the Company’s loss per share increased by approximately (.01) as a result of the requirement to expense stock options in 2004 ( (Section 3870), “Stock-Based Compensation and Other Stock-Based Payments” of CICA handbook).

Balance Sheet as at	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Cash and cash equivalents	$3,172,870	$255,237	$189,468
Total assets	4,815,384	899,735	606,555
Total liabilities	596,447	540,012	215,490
Cash Dividend declared per share	-	-	-
Shareholders’ Equity
- options and warrants	441,975	307,208	134,563
- capital stock and contributed surplus	7,720,873	2,651,317	2,051,503
- deficit	(3,943,911)	(2,598,802)	(1,795,001)
TOTAL	$4,815,384	$899,735	$606,555

LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments totaled $2,331,433 at September 30, 2005 as compared with $3,172,870 at December 31, 2004. During the nine month period ended September 30, 2005, the Company received aggregate exercise proceeds of $170,667 for in respect of 463,289 Common Shares issued upon the exercise of previously granted options.

While the Company has generated royalty revenue and revenue from the distribution of pharmaceutical products in Canada, this revenue has been insufficient to fund the Company’s research, development and marketing activities. The Company continued to incur losses in the third quarter of 2005 and drew from its holdings of cash, and short-term investments; however, the Company expects to reach a profitable status in 2006, thereby funding its future growth for the sale of its products, from milestone payments and from the royalty income resulting from out-licensing agreements for at least the next 24 months.

At September 30, 2005, the Company did not have any outstanding indebtedness for borrowed money.

In June 2004, the Company entered into an agreement to acquire land and a building for $450,000, and the purchase was financed from its available cash resources. The Company moved into the upper office area of the building on October 22, 2004. Renovations to the building have totaled $169,265. The Company has delayed incurring expenses in relation to the start up the packaging plant area until the latter part of 2005, when it is anticipated that international demand for Stellar’s products will necessitate this investment.

The Company may seek additional funding, primarily by way of one or more equity offerings, to carry out its business plan and to minimize risks to its operations. The market for equity financing for companies such as Stellar is challenging and there can be no assurance that additional funding will become available by way of equity financing. Any additional equity financing may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances. Such funding, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance that any alternative sources of funding will be available.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPE), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of September 30, 2005, the Company was not involved in any material unconsolidated SPE transaction.

RELATED PARTY TRANSACTIONS

The Company entered a fiscal advisory and consulting agreement on December 10, 2004, with LMT Financial Inc. ("LMT") (a company owned by the spouse of a director) for services to be provided in 2005. Compensation under the agreement is $6,000 per month or $ 72,000 for fiscal 2005, payable in cash. During the nine month period ended September 30, 2005, the Company paid $54,000 to the LMT for their services.

CAPITAL STOCK

The Company has authorized an unlimited number of Common Shares, without par value. There are no other classes of shares. During the nine month period ended September 30, 2005, the Company issued for cash 463,289 Common Shares to employees, directors, and consultants, who exercised stock options, with an average price per share of $0.37. As of the date of this report, the Company had 23,270,190 Common Shares outstanding.

As of the date of this report, the Company had 1,582,183 Common Share options outstanding at various exercise prices and expiry dates.

SIGNIFICANT CUSTOMERS

For the nine month period ended September 30, 2005, the Company had one significant customer, a national wholesaler, which represented 33.0% of domestic sales in comparison to 38.5% in the same period for 2004.

OUTLOOK

As at October 21, 2005, the Company is debt free and had working capital of $2,169,553. Management remains confident that it can continue to fund its ongoing operations from several sources, including the sale of its products, milestone payments and royalty income resulting from out-licensing agreements for at least the next 24 months.

As discussed above under the heading "Liquidity and Capital Resources," the Company may seek additional funding, primarily by way of one or more equity offerings, to carry out its business plan and to minimize risks to its operations. The market for equity financings for companies such as Stellar is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

With third quarter revenues from ongoing sources up by 31.5% over the same period in 2004, management looks forward to continued growth in revenues in the remaining quarter of 2005.

RISKS AND UNCERTAINTIES

Stellar is subject to risks, events and uncertainties, or "risk factors", associated with being both a publicly-traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. Such risk factors could cause reported financial information to not necessarily indicate future operating results or future financial position. The Company cannot predict all of the risk factors nor can it assess the impact, if any, of such risk factors on its business, or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from those reported or those projected in any forward-looking statements. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results.

Some of the risks and uncertainties affecting the Company, its business, operations and results include, but are not limited to: the Company’s dependence on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations; the need to develop and commercialize new products which will require further time-consuming and costly research and development, the success of which cannot be assured; the Company’s dependency on third parties for manufacturing, materials and for research, development and commercialization assistance and support; the Company’s dependency on assurances from third parties regarding licensing of proprietary technology owned by others; government regulation and the need for regulatory approvals for both the development and commercialization of products, which are not assured; uncertainty that the Company’s products will be accepted in the marketplace; rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive; the need to attract and retain skilled employees; risks associated with claims of infringement of intellectual property and of proprietary rights; risks inherent in manufacturing (including up-scaling) and marketing; product liability and insurance risks; risks associated with clinical trials, including the possibility that trials may be terminated early, delayed or unsuccessful; exchange rate fluctuations; political, economic and environmental risks; the need for performance by buyers and suppliers of products; the Company’s dependency on performance by its licensees regarding the sale of our licensed-out products, NeoVisc and Uracyst; and the risk of unanticipated expenses or unanticipated reductions in revenue, or both, any of which could cause the Company to reduce, delay or divest one or more of its research, development or marketing programs.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEC at www.sec.gov or visit Stellar’s website at www.stellarpharma.com.